InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)
Years ended December 31, 2007, 2006 and 2005

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)
MANAGEMENT’S REPORT
The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.
InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.
The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.
The 2007 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

Phil Mulacek	Collin Visaggio
Chief Executive Officer	Chief Financial Officer
Consolidated Financial Statements INTEROIL CORPORATION       1

INDEPENDENT AUDIT REPORT TO THE SHAREHOLDERS OF INTEROIL CORPORATION
We have completed an integrated audit of InterOil Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of InterOil Corporation as at December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2006 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterOil Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2b) to the financial statements, the Company has suffered recurring losses and cash outflows from operations and has a working capital deficiency of $49.9 million due to the classification of the secured bridging facility of $130 million due for repayment on May 3, 2008, as a current liability. This raises substantial doubt about the company’s ability to continue as a going concern. Management’s plans in regard to meeting repayment obligations of the secured bridging facility and improve the financial condition of the Company are also described in Note 2b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Internal control over financial reporting
We have also audited InterOil Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the
Consolidated Financial Statements INTEROIL CORPORATION     2

transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007, material weaknesses relating to account reconciliations at the Downstream business unit and foreign currency translation were identified as described in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15.
We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of InterOil Corporation’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
(Signed) PricewaterhouseCoopers
Melbourne, Australia
March 28, 2008
Consolidated Financial Statements INTEROIL CORPORATION     3

Consolidated Balance Sheet

InterOil Corporation Consolidated Balance Sheet (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	43,861,762	31,681,435	59,601,807
Cash restricted (note 7)	22,002,302	29,301,940	16,452,216
Trade receivables (note 8)	63,145,444	67,542,902	49,958,973
Commodity derivative contracts (note 7)	—	1,759,575	1,482,798
Other assets	146,992	2,954,946	1,011,195
Inventories (note 9)	82,589,242	67,593,558	44,087,484
Prepaid expenses	5,102,540	880,640	638,216

Total current assets	216,848,282	201,714,996	173,232,689
Cash restricted (note 7)	382,058	3,217,284	210,053
Deferred financing costs (note 19)	—	1,716,757	1,256,816
Plant and equipment (note 10)	232,852,222	242,642,077	237,399,148
Oil and gas properties (note 11)	84,865,127	54,524,347	19,738,927
Future income tax benefit (note 12)	2,867,312	1,424,014	1,058,898

Total assets	537,815,001	505,239,475	432,896,531

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	60,427,607	76,095,369	29,905,493
Commodity derivative contracts (note 7)	1,960,300	—	—
Working capital facility — crude feedstock (note 15)	66,501,372	36,873,508	70,724,322
Deferred hedge gain (note 7)	—	1,385	1,016,998
Unsecured loan (note 18)	—	—	21,453,132
Deferred liquefaction project liability (note 19)	—	6,553,080	—
Current portion of secured loan (note 19)	136,776,760	13,500,000	9,000,000
Current portion of indirect participation interest - PNGDV (note 20)	1,080,004	730,534	—

Total current liabilities	266,746,043	133,753,876	132,099,945
Accrued financing costs (note 19)	—	1,087,500	921,109
Secured loan (note 19)	61,141,389	184,166,433	71,500,000
Preference share liability (note 23)	7,797,312	—	—
Deferred gain on contributions to LNG project (note 14)	9,096,537	—	—
Indirect participation interest (note 20)	96,086,369	96,861,259	96,861,259
Indirect participation interest — PNGDV (note 20)	844,490	1,190,633	9,685,830

Total liabilities	441,712,140	417,059,701	311,068,143

Non-controlling interest (note 21)	4,292	5,759,206	6,023,149

Shareholders’ equity:
Share capital (note 22)	259,324,133	233,889,366	223,934,500
Authorised — unlimited
Issued and outstanding - 31,026,356 (Dec 31, 2006 - 29,871,180) (Dec 31, 2005 - 29,163,320)
Preference shares (note 23)	6,842,688	—	—
(Authorised - 1,035,554, issued and outstanding - 517,777)
Contributed surplus (note 24)	10,337,548	4,377,426	2,933,586
Warrants (note 25)	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income	6,025,019	1,492,869	477,443
Conversion options (note 20)	19,840,000	20,000,000	20,000,000
Accumulated deficit	(208,389,853)	(179,476,945)	(133,678,142)

Total shareholders’ equity	96,098,569	82,420,568	115,805,239

Total liabilities and shareholders’ equity	537,815,001	505,239,475	432,896,531

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 27), Going Concern (note 2(b))
On behalf of the Board — Phil Mulacek, Director            Christian Vinson, Director
Consolidated Financial Statements INTEROIL CORPORATION       4

Consolidated Statement of Operations

InterOil Corporation Consolidated Statement of Operations (Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Revenue
Sales and operating revenues	625,526,068	511,087,934	481,180,645
Interest	2,180,285	3,223,995	1,830,808
Other	2,666,890	3,747,603	528,270

	630,373,243	518,059,532	483,539,723

Expenses
Cost of sales and operating expenses	573,609,441	499,494,540	467,246,990
Administrative and general expenses	39,270,348	20,728,618	14,672,793
Legal and professional fees	6,532,646	3,937,517	3,606,415
Exploration costs, excluding exploration impairment (note 11)	13,305,437	6,176,866	11,009,434
Exploration impairment (note 11)	1,242,606	1,647,185	19,570,073
Short term borrowing costs	13,212,112	8,478,540	8,855,857
Long term borrowing costs	9,536,162	11,856,872	6,351,337
Depreciation and amortization	13,024,258	12,352,672	11,036,550
Loss on amendment of indirect participation interest — PNGDV (note 20)	—	1,851,421	—
Gain on LNG shareholder agreement (note 19)	(6,553,080)	—	—
Foreign exchange gain	(5,078,338)	(4,744,810)	796,590

	658,101,592	561,779,421	543,146,039

Loss before income taxes and non-controlling interest	(27,728,349)	(43,719,889)	(59,606,316)

Income taxes (note 12)
Current	(2,491,761)	(1,232,487)	(2,605,265)
Future	1,284,869	(1,110,386)	(226,729)

	(1,206,892)	(2,342,873)	(2,831,994)

Loss before non-controlling interest	(28,935,241)	(46,062,762)	(62,438,310)

Non-controlling interest (note 21)	22,333	263,959	368,312

Net loss	(28,912,908)	(45,798,803)	(62,069,998)

Basic loss per share (note 26)	(0.96)	(1.55)	(2.15)
Diluted loss per share (note 26)	(0.96)	(1.55)	(2.15)
Weighted average number of common shares outstanding
Basic and diluted	29,998,133	29,602,360	28,832,263

See accompanying notes to the consolidated financial statements
Consolidated Financial Statements INTEROIL CORPORATION       5

Consolidated Statement of Cash Flows

InterOil Corporation Consolidated Statement of Cash Flows (Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Cash flows provided by (used in):
Operating activities
Net loss	(28,912,908)	(45,798,803)	(62,069,998)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	(22,333)	(263,959)	(381,113)
Depreciation and amortization	13,024,258	12,352,672	11,036,550
Future income tax asset	(1,600,985)	1,333,108	244,733
Fair value adjustment on IPL PNG Ltd. acquisition	(367,935)	—	—
Loss/(Gain) on sale of plant and equipment	269,321	263,945	(95,053)
Impairment of plant and equipment	960,000	755,857	—
Amortization of discount on debt	—	28,891	161,255
Amortization of deferred financing costs	421,691	219,033	154,672
(Gain)/loss on unsettled hedge contracts	(47,314)	(71,875)	119,200
Loss on derivative contracts	3,765,800	(1,220,500)	(585,000)
Stock compensation expense	6,062,962	1,976,072	1,668,896
Inventory revaluation	—	—	355,215
Non-cash interest on secured loan facility	6,143,660	2,926,025	—
Oil and gas properties expensed	14,548,043	7,824,051	30,579,507
Loss on amendment of indirect participation interest — PNGDV	—	1,851,421	—
Gain on LNG shareholder agreement	(6,553,080)	—	—
Preference share transaction costs	390,000	—	—
Gain on buy back of minority interest	(394,290)	—	—
Loss on proportionate consolidation of LNG project	2,375,278	—	—
Unrealized foreign exchange gain	(5,078,338)	(4,744,810)	796,590
Change in operating working capital
Decrease/(increase) in trade receivables	6,661,838	(6,663,218)	8,751,789
(Increase) in commodity derivative contracts	—	—	(33,858)
(Increase)/decrease in other assets and prepaid expenses	(2,698,546)	4,051	(653,153)
(Increase)/decrease in inventories	(6,033,038)	2,642,493	(16,515,467)
(Decrease)/Increase in accounts payable, accrued liabilities and income tax payable	(43,630,528)	28,773,008	3,752,531

Net cash (used in)/from operating activities	(40,716,444)	2,187,462	(22,712,704)

Investing activities
Expenditure on oil and gas properties	(69,086,765)	(49,658,154)	(43,023,990)
Proceeds from IPI cash calls	21,782,988	—	—
Expenditure on plant and equipment	(7,289,319)	(13,585,792)	(5,575,194)
Expenditure on oil and gas properties applied against indirect participation interest (note 20)	(3,327)	1,667,396	—
Proceeds received on sale of assets	65,072	3,770,080	112,229
Acquisition of subsidiary (note 16)	(3,326,631)	(25,820,515)	—
Proceeds from insurance claim	7,000,000	—	—
Repayment of business combination financing	—	—	(12,226,581)
Decrease/(increase) in restricted cash held as security on borrowings	10,134,864	(15,856,955)	(1,063,046)
Change in non-cash working capital Increase/(decrease) in accounts payable and accrued liabilities	15,449,784	2,412,621	(3,165,756)

Net cash (used in)/from investing activities	(25,273,334)	(97,071,319)	(64,942,338)

Financing activities

Repayments of secured loan	(4,500,000)	(4,500,000)	(4,500,000)
Proceeds from indirect participation interest	—	—	103,111,405
Proceeds from bridging facility, net of transaction costs	—	125,293,488	—
Financing fees related to bridging facility	(100,000)	—	—
Proceeds from PNG LNG cash call	9,450,308	—	—
Payments for deferred financing fees	(362,500)	—	—
(Repayments) to related parties	—	—	(1,056,251)
Proceeds from unsecured borrowings	—	—	21,453,132
Repayments of unsecured borrowings	—	(21,453,132)	—
Proceeds from Clarion Finanz for Elk option agreement	5,922,712	—	—
Proceeds from/(repayments of) working capital facility	29,627,864	(33,850,814)	(5,796,219)
Proceeds from issue of common shares, net of transaction costs	23,816,100	1,473,943	5,500,384
Proceeds from preference shares, net of transaction costs	14,250,000	—	—
Proceeds from conversion of warrants	65,621	—	—

Net cash from/(used in) financing activities	78,170,105	66,963,485	118,712,451

Increase/(decrease) in cash and cash equivalents	12,180,327	(27,920,372)	31,057,409
Cash and cash equivalents, beginning of period	31,681,435	59,601,807	28,544,398
Cash and cash equivalents, end of period (note 5)	43,861,762	31,681,435	59,601,807

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities
Consolidated Financial Statements INTEROIL CORPORATION       6

InterOil Corporation
Consolidated Statements of Shareholders’ Equity (Expressed in United States dollars)

InterOil Corporation Consolidated Statements of Shareholders’ Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Share capital

At beginning of period	233,889,366	223,934,500	216,813,654
Issue of capital stock (note 22)	25,434,767	9,954,866	7,120,846

At end of period	259,324,133	233,889,366	223,934,500

Preference shares

At beginning of period	—	—	—
Issue of shares (note 23)	6,842,688	—	—

At end of period	6,842,688	—	—

Contributed surplus

At beginning of period	4,377,426	2,933,586	1,841,776
Stock compensation (note 24)	5,960,122	1,443,840	1,091,810

At end of period	10,337,548	4,377,426	2,933,586

Warrants

At beginning of period	2,137,852	2,137,852	2,258,227
Movement for period (note 25)	(18,818)	—	(120,375)

At end of period	2,119,034	2,137,852	2,137,852

Accumulated Other Comprehensive Income

At beginning of period	1,492,869	477,443	463,200
Deferred hedge gain recognised on transition	1,385	—	—
Deferred hedge (loss)/gain movement for period, net of tax	(1,385)	—	—
Foreign currency translation adjustment movement for period, net of tax	4,532,150	1,015,426	14,243

At end of period	6,025,019	1,492,869	477,443

Conversion options

At beginning of period	20,000,000	20,000,000	20,000,000
Movement for period (note 20)	(160,000)	—	—

At end of period	19,840,000	20,000,000	20,000,000

Accumulated deficit

At beginning of period	(179,476,945)	(133,678,142)	(71,608,144)
Net loss for period	(28,912,908)	(45,798,803)	(62,069,998)

At end of period	(208,389,853)	(179,476,945)	(133,678,142)

Shareholders’ equity at end of period	96,098,569	82,420,568	115,805,239

See accompanying notes to the consolidated financial statements
Consolidated Financial Statements INTEROIL CORPORATION       7

InterOil Corporation
Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Net loss	(28,912,908)	(45,798,803)	(62,069,998)

Other comprehensive income, net of tax	4,530,765	1,015,426	14,243

Comprehensive loss	(24,382,143)	(44,783,377)	(62,055,755)

See accompanying notes to the consolidated financial statements
Consolidated Financial Statements INTEROIL CORPORATION       8

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has organized the Company’s operations into four major segments — Upstream, Midstream, Downstream and Corporate.
Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the LNG project in PNG. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.
2. Significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.
(a) Basis of preparation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 29, Reconciliation to Accounting Principles Generally Accepted in the United States.
The consolidated financial statements for the year ended December 31, 2007 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.
(b) Going concern
These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.
For the year ended December 31, 2007, the Company reported a loss of $28.9 million as compared to a loss of $45.8 million in 2006. The Company also reported a net operating cash inflow, before working capital movements, of $5.0 million for the year as compared to a cash outflow of $22.6 million in 2006. During the year 2007 the total operating cash outflow was $40.7 million.
Additionally, due to the reclassification to current liabilities of the $130.0 million secured bridging facility repayable on May 3, 2008, the Company has a working capital deficiency of $49.9 million as at December 31, 2007.
The Company has cash and cash equivalents of $43.9 million and $22.4 million in restricted cash as at December 31, 2007. The Company also has a short term working capital facility that is renewable annually. This facility is secured by the assets it is drawn down against. Management will initiate negotiations for renewal of this facility before the due date and expects the facility to be renewed.
The Company believes that it has sufficient funds for the Midstream Refinery and Downstream; however, existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate repayment of the $130 million secured bridging facility, or further development of the Elk/Antelope well prospect and the Midstream liquefaction LNG plant development. Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to meet these obligations and further its development plans.
The circumstances above raise uncertainties as to the ability of the Company to meet its obligations as they come due.
Consolidated Financial Statements INTEROIL CORPORATION       9

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
In recognition of these circumstances, the Company has undertaken steps to consider a range of options including further capital raisings and or asset sales to enable the Company to fund further development and to meet it’s obligations as they fall due. Management is currently in negotiations with Merrill Lynch to refinance the $130.0 million secured bridging facility that is due for repayment on May 3, 2008. As part of these negotiations, subsequent to year end, the Company has received a draft term sheet which outlines the terms and conditions for the refinancing of this secured bridging facility with a combination of long term secured term loans and warrants. As at March 28, 2007, Management is working towards the finalization of the term sheet and refinancing of the facility before the due date of the facility.
Management expects that the Company will be able to secure the necessary financing through one of, or a combination of undertakings. While the Company is exploring all opportunities to improve its financial condition, there is no assurance that these programs will be successful. The current financial condition, among other factors, indicates that with focused management and the continued support of lenders InterOil has the ability to continue as a going concern.
These financial statements reflect the going concern assumption, and therefore do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate; and these adjustments could be material.
(c) Principles of consolidation
Subsidiaries
The consolidated financial statements of the Company incorporates the assets and liabilities of InterOil Corporation as at December 31, 2007, December 31, 2006, December 31, 2005 and the results of all subsidiaries for the years then ended. Subsidiaries of InterOil Corporation as at December 31, 2007 include SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.
In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc.. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc. The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes, refer to note 4.
Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(j). Intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated on consolidation. Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.
Effective October 1, 2006 the Company acquired 100% shareholding of Shell Papua New Guinea Ltd from Shell. The acquired entity has been renamed IPL (PNG) Ltd and became a fully owned subsidiary of InterOil Products Limited. The results of IPL (PNG) Ltd have been incorporated into the Company consolidation from October 1, 2006.
During the year 2006, the Company set up PNG LNG Inc., a Bahamas incorporated entity, to construct and operate a Liquefied Natural Gas facility (‘LNG Project’) in PNG.
Proportionate consolidation of Joint Venture interests
During July 2007, the investment in PNG LNG Inc. (“Joint Venture Company” – previously 100% subsidiary of InterOil) was transferred from InterOil Corporation to InterOil LNG Holdings Inc. On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of this Shareholders’ Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement. As the entity is now a joint venture, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements from the date of the Shareholders’ Agreement. For further details on the impact of Shareholders Agreement and proportionate consolidation of the joint venture balances, refer to note 14 below.
Consolidated Financial Statements INTEROIL CORPORATION       10

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(d) Changes in accounting policies
Financial instrument and hedging activities
Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:
•	Section 1530, Comprehensive Income;

•	Section 3251, Equity;

•	Section 3855, Financial Instruments — Recognition and Measurement; and

•	Section 3865, Hedges.
Comprehensive Income and Equity
Section 1530 – ‘Comprehensive Income’ establishes standards for reporting and presenting comprehensive income and accumulated other comprehensive income. Section 3251 – ‘Equity’ establishes standards for the presentation of equity and changes in equity during the reporting period.
Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.
In accordance with the transitional provisions within Section 1530 paragraph 10-12, InterOil has applied the guidance under this section to foreign currency translation of self-sustaining foreign operations, and retrospectively reclassified the ‘Foreign currency translation adjustment’ into the Statement of Comprehensive Income. The ‘Deferred hedge gain’ opening balance of $1,385 as at January 1, 2007 has also been reclassified from current liabilities into ‘Statement of Comprehensive Income’ and movements from the transition date will be included in ‘Other Comprehensive income’.
Financial Instruments –Recognition and Measurement, Disclosure and Presentation
Section 3855 – ‘Financial Instruments – recognition and measurement’ prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in net income for the period in which it arises.
Section 3861 – Financial Instruments – disclosure and presentation establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.
In addition to the changes disclosed under Hedge Accounting below, InterOil has reclassified the ‘Deferred financing costs’ amounting to $1,716,757 as at January 1, 2007, previously disclosed as a separate item under Non-current assets, to offset the respective liability accounts. The transitional provisions under section 3855 provide for prospective application of the change, consequently, no prior period balances have been reclassified.
Derivatives
All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.
Hedge Accounting
Section 3865 – ‘Hedges’ establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge.
Consolidated Financial Statements INTEROIL CORPORATION       11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.
For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.
On first time adoption, in accordance with the transition provisions of Section: 3865 — Hedges, $1,385 was taken up as the opening deferred hedge gain recognized on transition at January 1, 2007.
Accounting Changes
Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, Accounting Changes. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.
The Company has adopted this standard effective January 1, 2007 and all required changes and disclosures have been made in the restatements made by the Company during the year.
(e) New standards issued but not yet effective
Effective January 1, 2008 the Company will adopt the following new CICA sections:
•	CICA 3862 – Financial Instruments – Disclosures

•	CICA 3863 – Financial Instruments – Presentation; and

•	CICA 1535 – Capital Disclosures
Effective January 1, 2009 the Company will adopt the new CICA section 3064 – Goodwill and intangible assets. Management does not expect any impact on the Company’s financial statements due to the adoption of this section.
Financial Instruments – Disclosure and Presentation
The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:
a. the significance of financial instruments for the entity’s financial position and performance
b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and
c. to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.
These revised sections would require InterOil to disclose additional information on the risk arising from financial instruments to which InterOil is exposed to, mainly relating to the derivative transactions of the Company. InterOil will apply the provisions of these new Sections to all interim and annual financial statements issued by the Company effective January 1, 2008.
Capital Disclosures
This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This section would require InterOil to disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. InterOil will apply the provisions of these new Sections to all interim and annual financial statements issued by the Company effective January 1, 2008.
Consolidated Financial Statements INTEROIL CORPORATION       12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(f) Segment reporting

An operating segment (also referred to as a ‘business segment’) is a component of an enterprise:

a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),

b.	whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and

c.	for which discrete financial information is available.
The Company’s assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment. Refer to note 1 for the management’s organization of the Company by business segment.
(g) Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in United States Dollars which is InterOil’s functional and presentation currency.
Group companies
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity as a Foreign currency translation adjustment.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in the statement of operations.
(h) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income:
Interest income is recognized on a time-proportionate basis.
(i) Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.
Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.
Consolidated Financial Statements INTEROIL CORPORATION       13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise duty and other taxes in Papua New Guinea, Australia and Canada. The consolidated statement of operations is prepared on a net basis by the Company.
(j) Acquisitions of assets
The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis. Any further excess is presented as an extraordinary gain in the statement of operations.
Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange. The discount rate is the Company’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.
(k) Impairment of assets
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.
(l) Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.
(m) Restricted cash
Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost and any accrued interest is classified under other assets.
(n) Trade receivables
The collectibility of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of provision is recognized in the statement of operations.
The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains control over these receivables.
Consolidated Financial Statements INTEROIL CORPORATION       14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(o) Inventory
Raw materials and stores and finished goods
Raw materials and stores and finished goods are stated at the lower of costs and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.
Crude oil and refined petroleum products
Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. The cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.
(p) Assets held for sale
Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.
Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.
Non-current assets classified as held for sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
(q) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.
When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
Consolidated Financial Statements INTEROIL CORPORATION       15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
(r) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. In accordance with revised guidance under CICA Section 3861 — Financial Instruments — disclosure and presentation, InterOil has reclassified the unamortized deferred financing costs amounting to $1,716,757 as at January 1, 2007, previously disclosed as a separate item under Non-current assets, to offset the respective liability accounts.
(s) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within midstream assets. During 2004, the Company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.
The refinery assets are recorded at cost. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.
Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at December 31, 2007.
Other assets
Property, plant and equipment are recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% — 25%
Midstream	1% — 33%
Upstream	4% — 100%
Corporate	13% — 33%
During the year 2006, InterOil adopted a deminimus threshold of $5,000 below which all capital purchases are expensed in the period of purchase. This was effected retrospectively and all individual items not meeting the capitalization criteria adopted, were written off in 2006.
Leased assets
Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are classified at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs.
Consolidated Financial Statements INTEROIL CORPORATION       16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. As at December 31, 2007, no provision has been raised.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in the statement of operations.
(t) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method.
Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.
(u) Accounts payable and accrued liabilities
These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.
(v) Employee entitlements
Wages and salaries, and annual leave
Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.
Long Service Leave
The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.
Retirement benefit obligations
The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.
Stock-based compensation
Stock-based compensation benefits are provided to employees pursuant to the 2006 Stock Incentive Plan (with some options still in existence having been granted under the now superseded Incentive Stock Option Plan of 2002). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The Company uses the fair value based method to account for employee stock options. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period.
Consolidated Financial Statements INTEROIL CORPORATION       17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
2. Significant accounting policies (cont’d)
Profit-sharing and bonus plans
The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
(w) Earnings per share
Basic earnings per share
Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.
Diluted earnings per share
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.
(x) Reclassification
Certain prior years’ amounts have been reclassified to conform to current presentation.
3. Financial Risk Management
The Company’s activities expose it to a variety of financials risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.
Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.
(a) Market risk
Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.
The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.
Most of the Company transactions are undertaken in United States Dollars, hence reducing the foreign exchange risk exposure of the Company. The Papua New Guinea Kina exposures are minimized as the downstream sales in local currency is used to adequately cover the operating expenses of the midstream refinery and downstream operations.
Price risk
The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.
The derivative contracts are entered into by the Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2007 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (64%) (2006 - 65%, 2005 — 55%) and naphtha and low sulphur waxy residue (29%) (2006 — 28%, 2005 — 39%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Consolidated Financial Statements INTEROIL CORPORATION       18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
3. Financial Risk Management (cont’d)
Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.
(b) Credit risk
A significant amount of the Company’s export sales are made to one customer in Singapore which represented $124,502,170 (2006 — $86,156,904, 2005 -$151,106,105) or 20% (2006 — 17%, 2005 — 32%) of total sales in the year ended December 31, 2007. The Company’s domestic sales for the period ended December 31, 2007 were not dependent on a single customer or geographic region of Papua New Guinea.
The export sales to one customer cannot be considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, Company Finance aims at maintaining flexibility in funding by keeping committed credit lines available.
(d) Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.
The Company’s borrowings mainly consists of OPIC and Merrill Lynch facilities (refer note 19) and the working capital financing facility is provided by BNP Paribas (refer note 15). The Company is actively seeking to manage its cash flow and fair value interest-rate risks.
(e) Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
4. Segmented financial information
As stated in note 1, management has identified four major business segments — upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
During the year 2006, the Company started incurring costs in relation to the Liquefaction project, which have been reported separately under Midstream — Liquefaction project below. During the current year a joint venture was formed to further the LNG project as disclosed in note 2(c) above. The joint venture balance have been proportionately consolidated and disclosed within the Midstream Liquefaction segment in addition to InterOil LNG Holdings Inc. which was incorporated to hold InterOil’s interest in the Joint Venture Company.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.
Notes to and forming part of the segment information
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.
Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.
Consolidated Financial Statements INTEROIL CORPORATION       19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
4. Segmented financial information (cont’d)

		Midstream -	Midstream -			Consolidation
Year ended December 31, 2007	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	233,868,997	—	391,657,071	—	—	625,526,068
Intersegment revenues	—	289,947,580	—	81,062	9,482,002	(299,510,644)	—
Interest revenue	407,348	69,721	41,215	13,679	13,954,079	(12,305,757)	2,180,285
Other revenue	2,139,336	—	—	527,554	—	—	2,666,890

Total segment revenue	2,546,684	523,886,298	41,215	392,279,366	23,436,081	(311,816,401)	630,373,243

Cost of sales and operating expenses	—	495,058,782	—	368,803,507	—	(290,252,848)	573,609,441
Administrative, professional and general expenses	5,020,371	16,349,058	5,688,932	10,774,921	20,276,009	(9,563,067)	48,546,224
Foreign exchange (gain)/loss	622,821	(5,889,324)	19,954	(15,379)	183,591	—	(5,078,337)
Gain on LNG shareholder agreement	—	—	—	—	(6,553,080)	—	(6,553,080)
Exploration costs, excluding exploration impairment	13,305,437	—	—	—	—	—	13,305,437
Exploration impairment	1,242,606	—	—	—	—	—	1,242,606
Depreciation and amortisation	482,448	10,404,953	15,431	2,204,782	48,037	(131,393)	13,024,258
Interest expense	—	16,798,634	—	4,437,994	11,074,173	(12,305,758)	20,005,043

Total segment expenses	20,673,683	532,722,103	5,724,317	386,205,825	25,028,730	(312,253,066)	658,101,592

(Loss)/income before income taxes and non- controlling interest	(18,126,999)	(8,835,805)	(5,683,102)	6,073,541	(1,592,649)	436,665	(27,728,349)
Income tax expense	—	—	(12,665)	(1,365,674)	171,447	—	(1,206,892)
Non controlling interest	—	20,899	—	—	—	1,434	22,333

Total net income/(loss)	(18,126,999)	(8,814,906)	(5,695,767)	4,707,867	(1,421,202)	438,099	(28,912,908)

Total assets	100,054,671	318,454,252	6,595,722	133,598,054	494,852,295	(515,739,993)	537,815,001

		Midstream -	Midstream -			Consolidation
Year ended December 31, 2006	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	315,211,130	—	195,876,804	—	—	511,087,934
Intersegment revenues	—	136,583,916	—	22,480	8,669,933	(145,276,329)	—
Interest revenue	2,820,888	360,319	—	100,750	1,601,491	(1,659,453)	3,223,995
Other revenue	2,427,816	—	—	1,319,787	—	—	3,747,603

Total segment revenue	5,248,704	452,155,365	—	197,319,821	10,271,424	(146,935,782)	518,059,532

Cost of sales and operating expenses	—	451,374,165	—	183,511,182	—	(135,390,806)	499,494,541
Administrative, professional and general expenses	6,370,436	8,017,245	694,416	7,671,208	15,378,963	(8,552,604)	29,579,664
Foreign exchange (gain)/loss	(61,423)	(4,635,878)	(219)	(192,433)	145,142	—	(4,744,811)
Exploration costs, excluding exploration impairment	6,176,866	—	—	—	—	—	6,176,866
Exploration impairment	1,647,185	—	—	—	—	—	1,647,185
Depreciation and amortisation	806,142	10,729,546	—	909,767	37,247	(130,030)	12,352,672
Interest expense	5,428	10,880,779	—	151,730	7,894,820	(1,659,453)	17,273,304

Total segment expenses	14,944,634	476,365,857	694,197	192,051,454	23,456,172	(145,732,893)	561,779,421

(Loss)/income before income taxes and non-controlling interest	(9,695,930)	(24,210,492)	(694,197)	5,268,367	(13,184,748)	(1,202,889)	(43,719,889)
Income tax expense	—	—	—	(2,273,773)	(69,100)	—	(2,342,873)
Non controlling interest	—	259,169	—	—	—	4,790	263,959

Total net income/(loss)	(9,695,930)	(23,951,323)	(694,197)	2,994,594	(13,253,848)	(1,198,099)	(45,798,803)

Total assets	85,335,500	325,351,819	(683,582)	98,722,803	393,700,711	(397,187,776)	505,239,475

Consolidated Financial Statements INTEROIL CORPORATION       20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
4. Segmented financial information (cont’d)

		Midstream -	Midstream -			Consolidation
Year ended December 31, 2005	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	356,326,763	—	124,853,882	—	—	481,180,645
Intersegment revenues	—	80,094,501	—	6,202	5,345,017	(85,445,720)	—
Interest revenue	1,011,511	244,157	—	95,317	686,718	(206,895)	1,830,808
Other revenue	283,634	496	—	245,760	30,509	(32,129)	528,270

Total segment revenue	1,295,145	436,665,917	—	125,201,161	6,062,244	(85,684,744)	483,539,723

Cost of sales and operating expenses	—	436,490,554	—	110,857,139	—	(80,100,703)	467,246,990
Office and admin and other expenses	2,426,909	9,204,613	—	4,724,568	11,608,822	(5,465,658)	22,499,254
Foreign exchange (gain)/loss	(689,084)	1,434,498	—	843	50,333	—	796,590
Exploration costs, excluding exploration impairment	11,009,434	—	—	—	—	—	11,009,434
Exploration impairment	19,570,073	—	—	—	—	—	19,570,073
Depreciation and amortisation	314,467	10,598,134	—	204,247	49,732	(130,030)	11,036,550
Interest expense	—	10,161,899	—	225,450	806,694	(206,895)	10,987,148

Total segment expenses	32,631,799	467,889,698	—	116,012,247	12,515,581	(85,903,286)	543,146,039

(Loss)/income before income taxes and non- controlling interest	(31,336,654)	(31,223,781)	—	9,188,914	(6,453,337)	218,542	(59,606,316)
Income tax expense	—	—	—	(2,755,845)	(76,149)	—	(2,831,994)
Non controlling interest	—	362,140	—	—	—	6,172	368,312

Total net income/(loss)	(31,336,654)	(30,861,641)	—	6,433,069	(6,529,486)	224,714	(62,069,998)

Total assets	78,926,578	314,904,035	—	47,342,109	317,227,597	(325,503,788)	432,896,531

5. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Cash on deposit	43,861,762	31,681,435	59,597,724
Bank term deposits
- Australian dollar deposits	—	—	4,083

	43,861,762	31,681,435	59,601,807

Consolidated Financial Statements INTEROIL CORPORATION       21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
6. Supplemental cash flow information

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Cash paid during the year
Interest	16,934,058	8,548,552	13,373,832
Income taxes	2,344,282	2,306,218	1,656,985
Interest received	2,176,678	3,154,380	1,800,062
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	—	500,000	100,000
Increase in deferred gain on contributions to LNG project	9,096,537	—	—
Loss on proportionate consolidation of LNG project	2,375,278	—	—
Fair value adjustment on IPL PNG Ltd. acquisition (note 16)	(367,935)
Decrease in plant and equipment as a result of impairment	960,000	755,857	—
(Decrease)/increase in deferred liquefaction project liability	(6,553,080)	6,553,080	—
Reduction to plant and equioment due to negative goodwill on Enron buy-back	4,841,776	—	—
Increase in share capital from:
the exercise of share options	102,840	532,232	577,086
the exercise of warrants	18,818	—	120,375
conversion of indirect participation interest into share capital	934,890	7,948,691	923,000
Buyback of minority interest	496,500	—	—
7. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2007, the Company earned 5.0% (2006 — 5.0%, 2005 — 2.9%) on the cash on deposit which related to the working capital facility. In 2007, cash and cash equivalents earned an average interest rate of 4.76% per annum (2006 — 5.1%, 2005 — 1.3%) on cash, other than the cash on deposit that was related to the working capital facility.
Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash restricted
All other components of cash and cash equivalents are non-interest bearing. Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Cash deposit on working capital facility (5.0%)	20,240,553	29,301,940	16,452,216
Debt reserve for secured loan	1,761,749	—	—

Cash restricted — Current	22,002,302	29,301,940	16,452,216

Cash deposit on secured loan (3.4%)	—	647,502	106,267
Debt reserve for secured loan	—	2,420,000	—
Bank term deposits on Petroleum Prospecting Licenses (0.4%)	116,090	107,997	103,786
Cash deposit on office premises (6.3%)	265,968	41,785	—

Cash restricted — Non-current	382,058	3,217,284	210,053

	22,384,360	32,519,224	16,662,269

Consolidated Financial Statements INTEROIL CORPORATION       22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
7. Financial instruments (cont’d)
Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
The debt reserve for secured loan supports the bridging facility. As part of the facility, InterOil is required to maintain two quarterly interest repayments in the debt reserve account.
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.
At December 31, 2007, InterOil had a net payable of $1,960,300 (2006 — net receivable of $1,759,575, 2005 — net receivable of $1,482,798) relating to commodity hedge contracts. Of this total, a receivable of $nil (2006 — payable of $45,925, 2005 — receivable of $897,798) relates to hedges deemed effective at December 31, 2007 and a payable of $1,960,300 (2006 — receivable of $1,805,500, 2005 — receivable of $585,000) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain/(loss) on hedges for which final pricing will be determined in future periods was nil (2006 — $1,385, 2005 — $1,016,998) and has been included in comprehensive income.
a. Hedge accounted contracts:
There was no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2007.
The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell Naphtha	175,000

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

b. Non-hedge accounted derivative contracts:
In addition to the above hedge accounted contracts, as at December 31, 2007, the Company had the following open non-hedge accounted derivative contracts outstanding. Any gains/losses on these contracts are included in general and administration expenses for the period.
As at December 31, 2007:

Derivative	Type	Notional volumes (bbls)

Brent contracts to manage export price risk	Sell Brent	130,000
Naphtha swap	Sell Naphtha	150,000

As at December 31, 2006:

Derivative	Type	Notional volumes (bbls)

Brent contracts to manage export price risk	Sell Brent	320,000
Consolidated Financial Statements INTEROIL CORPORATION       23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
7. Financial instruments (cont’d)
As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell Crude	50,000

8. Trade receivables
InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, specific monetary receivables up to $40,000,000 (refer to note 15). As at December 31, 2007, $nil (2006 — $23,671,568, 2005 — $23,196,914) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.
At December 31, 2007, $38,033,715 (2006 — $55,955,400, 2005 — $39,430,264, 2004) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 15. This balance includes $33,703,069 (2006 — $20,186,665, 2005 — $5,059,192) of intercompany receivables which were eliminated on consolidation.
9. Inventories

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	3,587,786	12,795,356	5,019,580
Midstream — refining and marketing (refined petroleum product)	43,173,806	22,329,270	25,967,357
Midstream — refining and marketing (parts inventory)	201,526	46,636	—
Dow nstream (refined petroleum product)	35,626,124	32,422,296	13,100,547

	82,589,242	67,593,558	44,087,484

At December 31, 2007 and 2006, all inventory balances are carried at cost where as in 2005 the balance reflected net realizable value. The net realizable value write downs for prior year 2005 of $355,215 is included in cost of sales.
At December 31, 2007, $46,963,118 (2006 — $35,171,262, 2005 — $30,986,937) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 15.
10. Plant and equipment
The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $313,946 (2006 — $118,644, 2005 — $132,375) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

		Midstream -	Midstream -		Corporate &
December 31, 2007	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	—	457,092	2,622,735	3,405,625	—	6,485,452
Consolidation entries	—	—	—	—	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)

Net book value	53,827	214,219,029	2,747,355	18,377,361	(2,545,350)	232,852,222

Capital expenditure	—	777,962	2,777,112	5,200,427	243,338	8,998,839

Consolidated Financial Statements INTEROIL CORPORATION       24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
10. Plant and equipment (cont’d)

		Midstream -	Midstream -		Corporate &
December 31, 2006	Upstream	Refining	Liquefaction	Downstream	Consolidate	Totals

Plant and equipment	1,247,201	249,741,042	—	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	—	723,566	—	715,653	—	1,439,219
Consolidation entries	—	—	—	—	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	—	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	—	15,716,108	(2,872,044)	242,642,077

Capital expenditure	—	11,948,960	—	10,543,842	156,817	22,649,619

		Midstream -	Midstream -		Corporate &
December 31, 2005	Upstream	Refining	Liquefaction	Downstream	Consolidated	Totals
Plant and equipment	5,657,125	238,078,544	—	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	—	1,987,085	—	1,386,488	—	3,373,573
Consolidation entries	—	—	—	—	(3,120,718)	(3,120,718)
Accumulated depreciation and amortisation	(308,378)	(11,245,748)	—	(7,332,042)	(198,808)	(19,084,976)

Net book value	5,348,747	228,819,881	—	6,218,863	(2,988,343)	237,399,148

Capital expenditure	—	3,284,108	—	1,902,334	95,782	5,282,224

During the year ended December 31, 2007, InterOil recognized a loss of $269,320 on the disposal of assets (2006 — loss of $263,945, 2005 — gain of $95,053).
During the year 2007, there was a reduction to plant and equipment in Midstream — Refining of $4,841,776 due to negative goodwill on buyback of non controlling interest (refer note 21).
During the year 2007, InterOil has booked an impairment loss of $960,000 on a barge owned by the Company. Negotiations are ongoing and the sale of the barge is expected in first quarter of 2008. During 2006, InterOil sold one of the two barges included in the upstream segment. Prior to the sale, an impairment assessment was performed and an impairment loss of $755,857 was recognized. These impairment losses are included in office and administrative expenses in the statement of operations.
11. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Drilling equipment	22,326,171	18,242,972	15,100,860
Petroleum Prospecting License drilling programs at cost	62,538,956	36,281,375	4,638,067

	84,865,127	54,524,347	19,738,927

During the year ended December 31, 2007, the insurance claim for Elk well blowout was settled and an amount of $7,000,000 was received which reduced the carried forward balance of Elk-1 capitalized property.
Consolidated Financial Statements INTEROIL CORPORATION       25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
11. Oil and gas properties (cont’d)
The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

		Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Exploration costs, excluding exploration impairment	13,305,437	6,176,866	11,009,434
Exploration impairment
Costs incurred in prior years	—	—	2,059,367
Costs incurred in current year	1,242,606	1,647,185	17,510,706

Total exploration impairment	1,242,606	1,647,185	19,570,073

	14,548,043	7,824,051	30,579,507

12. Income taxes
The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

(Loss) before income taxes and non controlling interest	(27,728,349)	(43,719,889)	(59,606,317)
Statutory income tax rate	35.10%	35.10%	35.10%

Computed tax (benefit)	(9,732,650)	(15,345,681)	(20,921,817)

Effect on income tax of:
Losses in foreign jurisdictions not deductible	(2,481,828)	251,639	2,834,689
Non-deductible stock compensation expense	2,128,100	693,601	585,783
Gains and losses on foreign exchange	2,069,183	(1,687,001)	268,843
Tax rate differential in foreign jurisditions	720,014	1,103,122	696,307
Over provision for tax in prior years	(218,403)	(51,632)	(113,950)
Tax losses for which no future tax benefit has been brought to account	8,319,445	12,166,624	8,390,975
Temporary differences for which no future tax benefit has been brought to account	192,826	3,124,836	11,104,170
Temporary differences brought to account on acquisition of subsidiary	546,026	1,135,181	(34,902)
Other — net	(335,821)	952,184	21,896

	1,206,892	2,342,873	2,831,994

The future income tax asset comprised the tax effect of the following:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Future tax assets
Temporary differences
Plant and equipment	(8,338,671)	3,030,479	2,665,173
Exploration expenditure	32,563,507	41,870,390	26,940,837
Other — net	1,549,740	122,713	99,833

	25,774,576	45,023,582	29,705,843
Losses carried forward	59,016,255	27,754,495	15,390,109

	84,790,831	72,778,077	45,095,952
Less valuation allowance	(81,923,519)	(71,354,063)	(44,037,054)

	2,867,312	1,424,014	1,058,898

All future tax assets recorded in the consolidated balance sheet relate to downstream assets in Papua New Guinea. The amounts are non current at December 31, 2007.
Consolidated Financial Statements INTEROIL CORPORATION       26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
12. Income taxes (cont’d)
The valuation allowance for deferred tax assets increased by $10,569,456 (2006 — $27,317,010, 2005 — $26,558,389) in the year ended December 31, 2007. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2007 in respect of losses generated from the operations, carried forward exploration expenditure and other temporary differences.
The Refinery Project Agreement gives “pioneer” status to InterOil Limited. This status gives the Company a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending December 31, 2010. In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. Tax losses incurred during the tax holiday will also be available for use after December 31, 2010. Tax losses carried forward to offset against future earnings total K271,077,367 (US $95,554,772) at December 31, 2007. All losses incurred by InterOil have a twenty year carry forward period.
13. Accounts payable and accrued liabilities

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Accounts payable — crude import	—	41,006,000	—
Other accounts payable and accrued liabilities	57,162,039	32,304,793	26,005,034
Income tax payable	3,265,568	2,784,576	3,900,459

Total Accounts Payable and Accrued liabilities	60,427,607	76,095,369	29,905,493

14. Deferred gain on contributions to LNG Project
As noted under Note 2(c) above, On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of the Agreement was a key milestone in furthering the proposal for the construction of a liquefaction plant to be built adjacent to our refinery. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.
InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement. The main items contributed by InterOil into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc. Fair value was determined based on the agreement between the independent joint venture partners.
The other Joint Venture partners are being issued ‘B’ Class shares as they contribute cash into the Joint Venture Company by way of cash calls. Based on the Agreement, InterOil is not required to contribute towards cash calls from the Joint Venture Company until a total of $200,000,000 has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil.
Based on principles of proportionate consolidation, InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at December 31, 2007 is 90.72%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners shareholding (9.28%) amounting to $9,096,537 has been recognized by InterOil in its balance sheet as deferred gain. This deferred gain will increase as the other Joint Venture partners increase their shareholding in the project. The gain has been deferred in accordance with CICA 3055 — ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future. The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.
Consolidated Financial Statements INTEROIL CORPORATION       27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
15. Working capital facility — crude feedstock
InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $170,000,000.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both; cash secured short term facility, and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the year the weighted average interest rate was 7.01% (2006 — 7.28%, 2005 — 5.81%).
The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Working capital credit facility	170,000,000	170,000,000	150,000,000
Less amounts included in the working capital facility liability:
Short term advances	(66,501,372)	(13,201,940)	(47,527,408)
Discounted receivables (note 8)	—	(23,671,568)	(23,196,914)

	(66,501,372)	(36,873,508)	(70,724,322)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(32,000,000)	(79,000,000)	(33,765,000)
Bank guarantees on hedging facility	(2,500,000)	(1,500,000)	(1,500,000)

Working capital credit facility available for use	68,998,628	52,626,492	44,010,678

At December 31, 2007, the company had a letter of credit outstanding for $32,000,000, for a crude cargo. The letter of credit expires on January 24, 2008.
The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $20,240,553 (2006 — $29,301,940, 2005 — $16,452,216) which is being maintained as a security margin for the facility. In addition, inventory of $46,963,118 (2006 — $35,171,272, 2005 — $30,986,937) and trade receivables of $38,033,715 (2006 — $55,955,400, 2005 — $34,371,072) also secured the facility. The trade receivable balance securing the facility includes $33,703,069 (2006 — $20,186,665, 2005 — $5,059,192) of inter-company receivables which were eliminated on consolidation.
16. Acquisition of a subsidiary
InterOil LNG Holdings Inc.
In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.
PNG LNG Inc. and Liquid Niugini Gas Ltd
In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001. The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition. These companies comprise the Midstream — liquefaction segment reported in these financials. In July 2007, InterOil Corporation transferred its investment in PNG LNG Inc. to InterOil LNG Holdings Inc. Refer to Note 2(c) for changes to InterOil’s shareholding in these entities due to the signing of the Shareholders’ Agreement on July 30, 2007.
Consolidated Financial Statements INTEROIL CORPORATION       28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
16. Acquisition of a subsidiary (cont’d)
IPL PNG Ltd.
On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd (“IPL PNG”). IPL PNG is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL PNG’s operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG’s shares was transferred to InterOil. The purchase price is $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts. However, if the net current assets at the transfer date exceed the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil will pay the amount of excess to the vendor.
As at December 31, 2006, InterOil had paid $30,639,000 in cash to Shell and a further balance was to be paid subject to a working capital adjustment. During the year ended December 31, 2007, InterOil paid $2,679,435 as final payment of purchase price for the working capital adjustment. In addition to the amounts paid and accrued by IPL, $818,606 of acquisition related costs have been incurred on the transaction.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	10,355,322

Total assets acquired	45,952,229
Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	34,137,041

The net cash paid on purchase of IPL PNG of $29,147,146 is comprised of $33,318,435 paid to Shell and $818,606 transaction costs incurred, less $4,989,895 held by IPL PNG at the time of acquisition.
Direct Employment Services Company and SPI InterOil Holdings Limited
In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which was paid in cash. The purchase price reflected the book value of the shares at the time of acquisition.
DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Vice President of Corporate Development and Government Affairs.
17. Related parties
Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.
Consolidated Financial Statements INTEROIL CORPORATION       29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
17. Related parties (cont’d)
During the year, $150,000 (2006 — $150,000, 2005 — $150,000) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at December 31, 2007.
During the prior year ended December 31, 2005, a balance outstanding from 2004 of $1,056,251 was repaid in full. The loan had interest charged at 5.75% per annum while it was outstanding in 2005. For the year ended December 31, 2005, the Company incurred total interest to P.I.E amounting to $9,376.
Breckland Limited
This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland during the year amounted to $39,416 (2006 — $140,165, 2005 — $179,608).
Direct Employment Services Company (“DESC”)
The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Vice President of Corporate Development and Government Affairs prior to its acquisition by InterOil on November 23, 2005 (note 16). In 2005, InterOil acquired 100% of the issued share capital of the entity for a total cost of $1,000 which was paid in cash. Christian Vinson received $500 for his 50% interest in the entity. The purchase price reflected the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $549,978 for its management services in the nine months ended September 30, 2005.
Director fees
Amounts due to Directors at December 31, 2007 totaled $nil for Directors fees (2006 — $18,000, 2005 - $30,500) and $nil for Executive Director bonuses (2006 — $nil, 2005 — $573,571). These amounts are included in accounts payable and accrued liabilities. An amount of $130,000 (2006 — $91,500, 2005 — $91,500) was paid to the Directors for Directors fees during the year. In addition to the above fees, the directors are issued with 15,000 options each every year for their services.
BNP Paribas
One of our Directors — Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (as per note 15) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).
18. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility with Clarion Finanz. The loan had an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility increased from $20 million to $25 million. The term of the loan was fifteen months from the initial disbursement dates, and was repayable at any time prior to expiry with no penalty.
The loan and all accrued interest was repaid during 2006 and therefore the total balance outstanding at December 31, 2007 is $nil (2006 — $nil, 2005 — $21,453,132).
Consolidated Financial Statements INTEROIL CORPORATION       30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
19. Secured loan

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Secured loan (OPIC) — current portion	9,000,000	13,500,000	9,000,000
Secured loan (bridging facility) — current portion	127,810,093	—	—
Secured loan (bridging facility) — deferred financing costs	(33,333)	—	—

Total current secured loan	136,776,760	13,500,000	9,000,000

Secured loan (OPIC) — non current portion	62,500,000	62,500,000	71,500,000
Secured loan (OPIC) — deferred financing costs	(1,358,611)	—	—
Secured loan (bridging facility) — non current portion	—	121,666,433	—

Total non current secured loan	61,141,389	184,166,433	71,500,000

Total secured loan	197,918,149	197,666,433	80,500,000

OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $214,219,029 at December 31, 2007 (2006 — $228,704,267, 2005 — $225,669,179).
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During 2007 the weighted average interest rate was 7.10% (2006 — 7.01%, 2005 — 7.10%) and the total interest expense included in long term borrowing costs was $5,339,500 (2006 — $5,512,975, 2005 — $6,038,887).
The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred until January 31, 2008 and February 29, 2008 respectively, and payment of interest previously due on December 31, 2006 and June 30, 2007 was deferred until September 30, 2007. The scheduled repayment of interest and principal payments (due on December 31, 2007 onwards) recommenced on September 30, 2007 and December 31, 2007 respectively. The deferred interest and principal payment due in December 31, 2007 were paid prior to year end. Subsequent to the year end, a further amendment was agreed with OPIC which further deferred the principal payments due on January 31, 2008 and February 29, 2008, under the amendment referred to above, until the end of the loan agreement, being on June 30, 2015 and December 31, 2015.
As at the year end, two installment payments each amounting to $4,500,000 each which will be due for payment on June 30, 2008 and December 31, 2008 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.
Deferred financing costs relating to the OPIC loan of $1,358,611 (2006 — $1,582,555, 2005 - $1,256,816, 2004 — $1,311,488) are being amortized over the period until December 2014. Effective January 1, 2007 the deferred financing costs have been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.
The accrued financing costs of $1,087,500 (2006 — $1,450,000, 2005 — $921,109) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500, the first of which commenced on December 31, 2007. As at December 31, 2007 the balance payable of $1,087,500 is included under current liabilities.
Bank covenants under the above facility currently restrict the payment of dividends by the Company.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch. As at December 31, 2007, InterOil has drawn down the full facility of $130,000,000. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business and secondary security over refinery assets.
Consolidated Financial Statements INTEROIL CORPORATION       31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
19. Secured loan (cont’d)
The full balance of the loan will be repayable on May 3, 2008 with interest payable quarterly in arrears. The interest rate on the loan was to be 4% commencing on May 3, 2006 and ending on July 31, 2007. Between July 31, 2007 and the end of the facility (May 3, 2008), the interest rate was to be 10% unless a definitive LNG/NGL Project Agreement was executed on or before July 31, 2007. If the Project Agreement was delivered on or before July 31, 2007, the interest rate would continue to be 4% for the full life of the loan. The definitive LNG/NGL Project Agreement was executed on July 30, 2007 which has resulted in the interest rate of 4% continuing for the full life of the loan.
The loan was initially valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows included not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows were adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the calculation is 9.18%.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as Deferred liquefaction project liability. This deferred liability of $6,553,080 was transferred to the profit and loss account as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.
Annual administration fees of $100,000 has been included under deferred financing costs and amortized over the year until May 2007. The balance as at December 31, 2007 was $33,333.
As of December 31, 2007, the company was in compliance with all applicable covenants for both facilities.
20. Indirect participation interests
Indirect participation interest (“IPI”)

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Indirect participation interest (“IPI”)	96,086,369	96,861,259	96,861,259

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Prior to December 31, 2004, the Company received deposits of $13,749,852 and the remaining $111,250,148 was received in 2005.
Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program. During the year ended December 31, 2007, one of the IPI investors converted their interest into 26,667 shares. The balance indirect participation interest that may be converted into shares is a maximum of 3,306,667 common shares (Dec 2006 — 3,333,334, Dec 2005 — 3,333,334).
Under the IPI agreement, InterOil is responsible for drilling the eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares. InterOil has drilled three exploration wells under the IPI agreement as at December 31, 2007.
Consolidated Financial Statements INTEROIL CORPORATION       32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
20. Indirect participation interests (cont’d)
The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. This balance has been further reduced by $774,890 due to conversion of IPI interest into share capital by an investor in quarter ended March 31, 2007. The conversion option balance of $20,000,000 has also been reduced by $160,000 being the amount relating to the share conversion by the investor during the quarter ended March 31, 2007.
InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors and they elect to participate in the Petroleum Development License (‘PDL’) for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All Geological & Geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.
Indirect participation interest — PNGDV

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Current portion	1,080,004	730,534	—
Non current portion	844,490	1,190,633	9,685,830

Total indirect participation interest — PNGDV	1,924,494	1,921,167	9,685,830

As at December 31, 2007, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,924,494 (2006 — $1,921,167, 2005 - $9,685,830). In 2006 an amendment was made to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of the four wells is Elk-1, with an additional three exploration wells to be drilled). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized an initial liability relating to its obligation to drill the above four wells on behalf of the investors of $3,588,560. The difference between the opening balance and the amount allocated to share capital and the revised amount allocated to the liability of $1,851,421 has been expensed as a cost of amending the original transaction.
During the year ended December 31, 2007, a credit of $3,327 due to an over accrual in prior year (Dec 2006 — a debit of $1,667,396) of geological and geophysical costs and drilling costs have been allocated against the liability bringing the remaining balance to $1,924,494. PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike IPI non-financial liability noted above.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from the fifth well under the IPI#3 contract. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
21. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount.
Consolidated Financial Statements INTEROIL CORPORATION       33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
21. Non controlling interest (cont’d)
On December 31, 2007 an agreement was reached with Enron to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation’s shares. Guidance under CICA 1600 ‘Consolidated Financial Statements’ for acquisition of minority interest was followed and negative goodwill first assigned against acquired assets and the remaining excess of $394,289 has been credited to the Statement of Operations.

$

Minority interest prior to buyback	5,732,565
Less:
Fair value of InterOil shares issued	(496,500)

Negative goodwill on buyback	5,236,065
Less: Costs assignable to acquired assets	(4,841,776)

Gain on buyback of minority interest	394,289

At December 31, 2007, a subsidiary, SP InterOil LDC, holds 100% (2006 — 98.92%, 2005 — 98.83%) of the non-voting participating shares issued from EP InterOil Ltd.
The balance non controlling interest as at Dec 2007 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.02% minority shareholding in SPI InterOil LDC. InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis. This election may be made by PIE Corp. at any time.
22. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares — Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2005	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,175
Shares issued on conversion of indirect participation interest — PNGDV	575,575	7,948,691

December 31, 2006	29,871,180	233,889,366

Shares issued on exercise of options	22,000	418,938
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000

December 31, 2007	31,026,356	259,324,133

23. Preference Shares
In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000. Subsequent to year end these preference shares were registered.
Consolidated Financial Statements INTEROIL CORPORATION       34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
23. Preference Shares (cont’d)
The preferred stock is perpetual and carries a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers’ option on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2007. The holder can convert into common shares at any time. The issuer has the option to convert preferred stock into common shares of the Company if, for ten (10) trading days during any period of thirty (30) consecutive trading days (including the last trading day of such period), the closing price of IOC common shares equals or exceeds the Conversion Price of the Series A Preferred Shares of $36.94. InterOil can also opt to liquidate these preference shares by paying $36.94 per share (amounting to $19,126,682) of convertible preferred stock, plus an amount equal to the sum of all accumulated and unpaid dividends.
The Preferred Shares will rank senior to all InterOil common shares and to all other InterOil capital shares issued. The Preferred Shares will rank junior to all IOC existing and future debt obligations. These preference shares will also have to settle in cash if a ‘fundamental change’ as defined in the agreement occurs. A “fundamental change” will be deemed to occur upon a change of control or a termination of trading. A “change of control” will be deemed to occur if there is a change of more than 50% shareholding in the Company, merger (excluding mergers where existing holders continue to hold majority vote and mergers solely for the purpose of changing the company’s jurisdiction), liquidation or dissolution occurs. A “termination of trading” is deemed to occur if the stock is not listed on a US national securities exchange or approved for trading on an established automated over the counter trading market in the US.
Based on guidance under CICA 3861, the preference shares should be assessed based on the rights attached to those shares in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that although the preference shares issued exhibit some characteristics of equity instrument, the fixed interest right is in the nature of a liability. Management has applied residual basis and decided to value the liability component first and assign the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 8.9% being the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $7,797,312 and the remaining balance of $7,202,688 was allocated to the equity component.
The transaction costs relating to the preference share issue amounting to $750,000 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component has been expensed, and costs relating to the equity component have been allocated against the equity component recognized.
The preference dividend payment of 5% per annum is treated as an interest expense and is expensed in the Statement of Operations for the year. The preference dividend paid in cash for the year ended December 31, 2007 was $84,247.
24. Stock compensation
Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, vesting generally between one to four years after the date of grant, have an exercise period of three to ten years after the date of grant, and subject to the option plan rules. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	December 31, 2007		December 31, 2006		December 31, 2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
Stock options outstanding	options	$	options	$	options	$

Outstanding at beginning of period	1,013,500	20.59	746,800	22.23	1,162,322	9.91
Granted	354,750	32.91	725,500	15.87	516,450	25.82
Exercised	(22,000)	(14.37)	(132,285)	(11.14)	(781,322)	(6.50)
Forfeited	(143,250)	(25.94)	(285,433)	(18.01)	(74,000)	(13.11)
Expired	(2,500)	(27.00)	(41,082)	(15.36)	(76,650)	(26.01)

Outstanding at end of period	1,200,500	23.70	1,013,500	20.59	746,800	22.23

At December 31, 2007, there were an additional 1,137,250 (2006 — 2,570,500, 2005 — 911,068) common shares reserved for issuance under the Company’s stock option plans. The decrease in the shares reserved is due to the cancellation of certain shares reserved under the 2002 plan after the new stock option plan was issued in 2006.
Consolidated Financial Statements INTEROIL CORPORATION       35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
24. Stock compensation (cont’d)

	Options issued and outstanding			Options exercisable
Range of exercise		Weighted average	Weighted average		Weighted average
prices $	Number of options	exercise price $	remaining term (years)	Number of options	exercise price $

12.01 to 24.00	647,000	17.53	2.89	262,000	18.15
24.01 to 31.00	419,500	27.84	2.03	93,000	29.40
31.01 to 41.00	44,000	39.39	0.66	—	—
41.01 to 51.00	90,000	41.08	1.42	90,000	41.08

	1,200,500	23.70	2.21	445,000	25.14

Aggregate intrinsic value of the 1,200,500 options issued and outstanding as at December 31, 2007 is $12,395,452. Aggregate intrinsic value of 445,000 options exercisable as at December 31, 2007 is $5,976,972.
The weighted-average grant-date fair value of options granted during the years 2007, 2006, and 2005 was $19.34, $8.89, and $9.36, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $102,840, $532,232, and $577,086 respectively. Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2007, 2006, and 2005, was $316,100, $1,473,942, and $5,081,850, respectively.
The fair value of the 354,750 (2006 — 725,500, 2005 — 516,450) options granted subsequent to January 1, 2007 has been estimated at the date of grant in the amount of $6,859,131 (2006 - $6,447,315, 2005 — $4,834,139) using a Black-Scholes pricing model. An amount of $6,062,962 (2006 - $1,976,072, 2005 — $1,668,896) has been recognized as compensation expense for the year ended December 31, 2007. Of the current year compensation expense of $6,062,962 (2006 — $1,976,072, 2005 - $1,668,896), $5,960,122 (2006 — $1,443,840, 2005 — $1,091,810) was adjusted against contributed surplus under equity and $102,840 (2006 — $532,230, 2005 — $577,086) was applied to share capital.
The assumptions contained in the Black Scholes pricing model are as follows:

					Weighted average
		Risk free interest			expected life for
Year	Period	rate (%)	Dividend yield	Volatility (%)	options

2007	October 1 to Dec 31	3.4	—	74	5.0
2007	January 1 to Sep 30	5	—	63	5.0
2006	October 1 to December 31	4.6	—	65	5.0
2006	July 1 to September 30	5.1	—	68	4.2
2006	January 1 to June 30	4.4	—	60	4.8
2005	July 1 to December 31	2.5	—	55	3.6
2005	January 1 to June 30	2.5	—	45	3.2

25. Warrants
In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 337,252 (2006 — 340,247, 2005 — 340,247) were outstanding at December 31, 2007. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
Consolidated Financial Statements INTEROIL CORPORATION       36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
26. Loss per share
Preferred stock, warrants, conversion options and stock options totaling 5,367,196 common shares at prices ranging from $13.67 to $43.66 were outstanding as at December 31, 2007 but were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.

Potential dilutive instruments outstanding	Number of shares 2007	Number of shares 2006

Preferred stock	517,777	—
Employee stock options	1,200,500	1,013,500
IPI Indirect Participation interest — conversion options	3,306,667	3,333,334
Warrants	337,252	340,247
Others	5,000	5,000

Total stock options/shares outstanding	5,367,196	4,692,081

27. Commitments and contingencies
Commitments
Payments due by period contractual obligations are as follows:

		Less than 1					More than
	Total	year	1-2 years	2-3 years	3-4 years	4-5 years	5 years

	'000	'000	'000	'000	'000	'000	'000
Secured loan obligations	199,310	136,810	9,000	9,000	9,000	9,000	26,500
Accrued financing costs	1,088	1,088	—	—	—	—	—
Indirect participation interest — PNGDV (note 20)	1,924	1,080	844	—	—	—	—
Indirect participation interest (note 20) (a)	96,086	—	96,086	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	388	—	236	152	—	—	—
Petroleum prospecting and retention licenses (b)	7,899	2,183	5,716	—	—	—	—

	306,695	141,161	111,882	9,152	9,000	9,000	26,500

(a)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at December 31, 2007, management estimate that a further $47,422,277 will be required to be spent to fulfill this commitment.

(b)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Contingencies:
The Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC are defendants in two legal proceedings Todd Peters, et al v. Phil Mulacek, et al; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas, and Paul A. Martin, et al v. Philippe Mulacek et al; Cause No. 06-62617; in the 333rd Judicial District Court of Harris County, Texas. The Company and certain of its subsidiaries have been named as additional defendants in both matters. The claims have been filed by partners of one of the entities that owned certain equipment sold to a subsidiary of the Company in 1996-1997, and allege breach of fiduciary duties by the defendants, including the Company. The plaintiffs in the Peters matter have alleged actual damages in the amount of $118,068,759, plus unspecified punitive damages. The Plaintiffs in the Martin matter have not specified damages. Mr. Mulacek, for himself and his controlled entities, is vigorously contesting the claims. The Company is also vigorously defending the claims, and management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.
Consolidated Financial Statements INTEROIL CORPORATION       37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
27. Commitments and contingencies (cont’d)
In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
Import Parity Price (‘IPP’) formula
The Company has also been negotiating with the Papua New Guinea government to revise the Import Parity Price (‘IPP’) formula which governs refined product sales in Papua New Guinea. During the period beginning November 30, 2007, an interim agreement was reached with PNG Government to apply a revised IPP formula for all sales from that date for a three month period to end February 2008. The interim agreement also provides for an independent review of the interim IPP formula for appropriateness before it is finalized as the permanent IPP formula. The Papua New Guinea Government has extended the interim pricing arrangements for a further month, pending completion of that review and agreement between the State and the Company.
28. Subsequent events
Subsequent to year end, an amendment to the secured loan has been agreed with OPIC whereby the principal installments due on January 31, 2008 and February 29, 2008 of $4,500,000 each has been deferred to the end of the secured loan period.
29. Reconciliation to accounting principles generally accepted in the United States
The audited consolidated financial statements of the Company for the twelve month periods ended December 31, 2007, 2006, and 2005 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.
Consolidated Financial Statements INTEROIL CORPORATION       38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Consolidated Balance Sheets	As at
	December 31, 2007		December 31, 2006		December 31, 2005
	$		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current assets:
Cash and cash equivalents (8)	43,861,762	40,152,026	31,681,435	31,681,435	59,601,807	59,601,807
Cash restricted (8)	22,002,302	21,916,736	29,301,940	29,301,940	16,452,216	16,452,216
Trade receivables	63,145,444	63,145,444	67,542,902	67,542,902	49,958,973	49,958,973
Commodity derivative contracts	—	—	1,759,575	1,759,575	1,482,798	1,482,798
Other assets (8)	146,992	120,460	2,954,946	2,954,946	1,011,195	1,011,195
Inventories	82,589,242	82,589,242	67,593,558	67,593,558	44,087,484	44,087,484
Prepaid expenses (8)	5,102,540	5,076,006	880,640	880,640	638,216	638,216

Total current assets	216,848,282	212,999,914	201,714,996	201,714,996	173,232,689	173,232,689
Cash restricted	382,058	382,058	3,217,284	3,217,284	210,053	210,053
Deferred financing costs (6)	—	1,395,066	1,716,757	1,716,757	1,256,816	1,256,816
Investment in LNG Project (8)	—	5,848,612	—	—	—	—
Plant and equipment (1), (8)	232,852,222	219,117,006	242,642,077	231,175,281	237,399,148	225,171,192
Oil and gas properties	84,865,127	84,865,127	54,524,347	54,524,347	19,738,927	19,738,927
Future income tax benefit	2,867,312	2,867,312	1,424,014	1,424,014	1,058,898	1,058,898

Total assets	537,815,001	527,475,095	505,239,475	493,772,679	432,896,531	420,668,575

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (6), (8)	60,427,607	59,682,621	76,095,369	76,095,369	29,905,493	29,905,493
Commodity derivative contracts	1,960,300	1,960,289	—	—	—	—
Working capital facility — crude feedstock	66,501,372	66,501,372	36,873,508	36,873,508	70,724,322	70,724,322
Deferred hedge gain (2)	—	—	1,385	—	1,016,998	—
Unsecured loan	—	—	—	—	21,453,132	21,453,132
Deferred liquefaction project liability	—	—	6,553,080	6,553,080	—	—
Current portion of secured loan (6)	136,776,760	136,810,093	13,500,000	13,500,000	9,000,000	9,000,000

Current portion of indirect participation interest - PNGDV	1,080,004	1,080,004	730,534	730,534	—	—

Total current liabilities	266,746,043	266,034,379	133,753,876	133,752,491	132,099,945	131,082,947
Accrued financing costs	—	—	1,087,500	1,087,500	921,109	921,109
Secured loan (6)	61,141,389	62,500,000	184,166,433	184,166,433	71,500,000	71,500,000
Preference share liability (7)	7,797,312	—	—	—	—	—
Deferred gain on contributions to LNG project (8)	9,096,537	—	—	—	—	—
Indirect participation interest (4)	96,086,369	115,926,369	96,861,259	116,861,259	96,861,259	116,861,259
Indirect participation interest — PNGDV	844,490	844,490	1,190,633	1,190,633	9,685,830	9,685,830

Total liabilities	441,712,140	445,305,238	417,059,701	437,058,316	311,068,143	330,051,145

Non-controlling interest (5)	4,292	4,388	5,759,206	5,416,831	6,023,149	5,682,695
Preference shares (7)	—	14,250,000	—	—	—	—

Shareholders’ equity:
Share capital	259,324,133	259,324,133	233,889,366	233,889,366	223,934,500	223,934,500
Preference shares (7)	6,842,688	—	—	—	—	—
Contributed surplus	10,337,548	10,337,548	4,377,426	4,377,426	2,933,586	2,933,586
Warrants	2,119,034	2,119,034	2,137,852	2,137,852	2,137,852	2,137,852
Accumulated Other Comprehensive Income	6,025,019	6,025,019	1,492,869	1,494,258	477,443	1,471,985
Conversion options (4)	19,840,000	—	20,000,000	—	20,000,000	—
Accumulated deficit	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)

Total shareholders’ equity	96,098,569	67,915,469	82,420,568	51,297,532	115,805,239	84,934,735

Total liabilities and shareholders’ equity	537,815,001	527,475,095	505,239,475	493,772,679	432,896,531	420,668,575

Consolidated Financial Statements INTEROIL CORPORATION       39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29.	Reconciliation to accounting principles generally accepted in the United States (cont’d)
Consolidated statements of operations
The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year ended
	December 31, 2007		December 31, 2006		December 31, 2005
	$		$		$
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Revenue
Sales and operating revenues (2)	625,526,068	625,526,068	511,087,934	511,189,438	481,180,645	481,180,645
Interest income	2,180,285	—	3,223,995	—	1,830,808	—
Other income	2,666,890	—	3,747,603	—	528,270	—

	630,373,243	625,526,068	518,059,532	511,189,438	483,539,723	481,180,645

Expenses
Cost of sales and operating expenses (excluding depreciation shown below) (2)	573,609,441	573,609,441	499,494,540	499,584,532	467,246,990	467,400,576
Administrative and general expenses (2), (8)	39,270,348	38,153,126	20,728,618	20,762,574	14,672,793	14,687,717
Legal and professional fees (8)	6,532,646	6,038,280	3,937,517	3,937,517	3,606,415	3,606,415
Exploration costs, excluding exploration impairment	13,305,437	13,305,437	6,176,866	6,176,866	11,009,434	11,009,434
Exploration impairment	1,242,606	1,242,606	1,647,185	1,647,185	19,570,073	19,570,073
Short term borrowing costs	13,212,112	11,151,150	8,478,540	8,478,540	8,855,857	8,855,857
Long term borrowing costs (7)	9,536,162	9,536,162	11,856,872	11,856,872	6,351,337	6,351,337
Depreciation and amortization (1), (8)	13,024,258	12,550,011	12,352,672	11,591,513	11,036,550	10,836,696
Loss on amendment of indirect participation interest - PNGDV	—	—	1,851,421	1,851,421	—	—
Gain on LNG shareholder agreement (note 20)	(6,553,080)	(6,553,080)	—	—	—	—
Gain on equity accounted investment (8)	—	(5,561,684)	—	—	—	—
Foreign exchange loss/(gain) (2)	(5,078,338)	(5,099,651)	(4,744,810)	(4,744,810)	796,590	796,590
Non-controlling interest (5)	(22,333)	(22,236)	(263,959)	(265,865)	(368,312)	(368,475)
Interest income (8)	—	(2,146,183)	—	(3,223,995)	—	(1,830,808)
Other income	—	(2,666,890)	—	(3,747,603)	—	(528,270)

	658,079,259	643,536,489	561,515,462	553,904,747	542,777,727	540,387,142

Loss before income taxes	(27,706,016)	(18,010,421)	(43,455,930)	(42,715,309)	(59,238,004)	(59,206,497)

Income tax expense (3), (8)	(1,206,892)	(1,194,227)	(2,342,873)	(2,342,873)	(2,831,994)	(2,831,994)

Net loss	(28,912,908)	(19,204,648)	(45,798,803)	(45,058,182)	(62,069,998)	(62,038,491)

Consolidated Financial Statements INTEROIL CORPORATION       40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29.	Reconciliation to accounting principles generally accepted in the United States (cont’d)
Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)

	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Net loss as shown in the Canadian GAAP financial statements	(28,912,908)	(45,798,803)	(62,069,998)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	478,935	761,159	199,854
Decrease in non-controlling interest expense (5)	(96)	1,907	163

Decrease in administrative and general expenses from ineffective portion of hedges (2)	—	—	22,456

Increase in reporting income due to reversal of proportionate consolidation of LNG Project and equity accounting the investment (8)	9,097,535	—	—
Increase in sales from ineffective portion of hedges (2)	—	101,504	—

Decrease in long term borrowing costs relating to financing costs on preference shares expensed	390,000	—	—
Decrease in long term borrowing costs relating to dividends paid to preference share holders expensed under Canadian GAAP	84,247	—	—
Description of items having the effect of decreasing reported income
Reduced gain on sale of minority interest under U.S. GAAP (5)	(342,361)	—	—

Increase in cost of sales and operating expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	—	(153,586)
Increase in cost of sales from ineffective portion of hedges (2)	—	(89,993)	—

Increase in administrative and general expenses from ineffective portion of hedges (2)	—	(33,956)	—

Increase in administrative and general expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	—	(37,380)

Net loss according to US GAAP	(19,204,648)	(45,058,182)	(62,038,491)

Statement of comprehensive income/(loss), net of tax

	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Net loss in accordance with U.S. GAAP, net of tax	(19,204,648)	(45,058,182)	(62,038,491)
Foreign currency translation reserve, net of tax	4,532,150	1,015,426	14,243
Deferred hedge gain, net of tax	(1,389)	(993,153)	457,184

Total other comprehensive income, net of tax	4,530,761	22,273	471,427

Comprehensive loss, net of tax	(14,673,887)	(45,035,909)	(61,567,064)

Consolidated Financial Statements INTEROIL CORPORATION       41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Consolidated Statements of Shareholders’ Equity	Year ended
	December 31, 2007		December 31, 2006		December 31, 2005
	$		$		$
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Share capital

At beginning of period	233,889,366	233,889,366	223,934,500	223,934,500	216,813,654	216,813,654
Issue of capital stock	25,434,767	25,434,767	9,954,866	9,954,866	7,120,846	7,120,846

At end of period	259,324,133	259,324,133	233,889,366	233,889,366	223,934,500	223,934,500

Preference Shares

At beginning of period	—	—	—	—	—	—
Issue of Preference shares	6,842,688	—	—	—	—	—

At end of period	6,842,688	—	—	—	—	—

Contributed surplus

At beginning of period	4,377,426	4,377,426	2,933,586	2,933,586	1,841,776	1,841,776
Stock compensation	5,960,122	5,960,122	1,443,840	1,443,840	1,091,810	1,091,810

At end of period	10,337,548	10,337,548	4,377,426	4,377,426	2,933,586	2,933,586

Warrants

At beginning of period	2,137,852	2,137,852	2,137,852	2,137,852	2,258,227	2,258,227
Movement for period	(18,818)	(18,818)	—	—	(120,375)	(120,375)

At end of period	2,119,034	2,119,034	2,137,852	2,137,852	2,137,852	2,137,852

Accumulated Other Comprehensive Income

At beginning of period	1,492,869	1,494,258	477,443	1,471,985	463,200	1,000,558
Deferred hedge gain recognised on transition	1,385	—	—	—	—	—
Deferred hedge (loss)/gain movement for period, net of tax	(1,385)	(1,389)	—	(993,153)	—	457,184
Foreign currency translation adjustment movement for period, net of tax	4,532,150	4,532,150	1,015,426	1,015,426	14,243	14,243

At end of period	6,025,019	6,025,019	1,492,869	1,494,258	477,443	1,471,985

Conversion options

At beginning of period	20,000,000	—	20,000,000	—	20,000,000	.
Movement for period	(160,000)	—	—	—	—	—

At end of period	19,840,000	—	20,000,000	—	20,000,000	—

Accumulated deficit

At beginning of period	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)	(71,608,144)	(83,504,697)
Net loss for period	(28,912,908)	(19,204,648)	(45,798,803)	(45,058,182)	(62,069,998)	(62,038,491)
Deduct:
Preference Share Dividends	—	(84,247)	—	—	—	—

At end of period	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)

Shareholders’ equity at end of period	96,098,569	67,915,469	82,420,568	51,297,532	115,805,239	84,934,735

Consolidated Financial Statements INTEROIL CORPORATION       42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:

	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$

Cash flows provided by (used in):

Operating activities — Canadian GAAP (as per consolidated cash flows)	(40,716,444)	2,187,462	(22,712,704)

Reconciling items:

Exploration costs expensed including exploration impairment	(14,548,043)	(7,824,051)	(30,579,507)

Being LNG project equity accounted under US GAAP as opposed to proportionate consolidation under Canadian GAAP	(1,797,833)	—	—

Operating activities — U.S. GAAP	(57,062,320)	(5,636,589)	(53,292,211)

Investing activities — Canadian GAAP (as per consolidated cash flows)	(25,273,334)	(97,071,319)	(64,942,338)

Reconciling items:

Exploration costs expensed including exploration impairment	14,548,043	7,824,051	30,579,507
Being cash investment in LNG Project	(1,976,975)	—	—
Being reversal of PNG LNG cash call proportionately consolidated in cash flow statement	65,072	—	—

Investing activities — U.S. GAAP	(12,637,194)	(89,247,268)	(34,362,831)

Financing activities — Canadian and U.S. GAAP	78,170,105	66,963,485	118,712,451

(Decrease)/increase in cash and cash equivalents	8,470,591	(27,920,372)	31,057,409

Cash and cash equivalents, beginning of period (U.S.GAAP)	31,681,435	59,601,807	28,544,398

Cash and cash equivalents, end of period (U.S. GAAP)	40,152,026	31,681,435	59,601,807

Under Canadian GAAP, InterOil share in the LNG Joint venture project is proportionately consolidated and InterOil’s share of the JV cash flows will be taken up in InterOil consolidated cash flow statement. The cash flows would be classified between operating, investing and financing as per the nature of the transaction. Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances. The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (8) below).
Per share amounts
Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.
For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 31, 2007, 2006 and December 31, 2005.
Consolidated Financial Statements INTEROIL CORPORATION       43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Weighted average number of shares on which earnings per	Year ended December 31,
share calculations are based in accordance with U.S. GAAP	2007	2006	2005

Basic	29,998,133	29,602,360	28,832,263
Effect of dilutive options	—	—	—

Diluted	29,998,133	29,602,360	28,832,263

Net income/(loss) per share in accordance with U.S. GAAP
Basic	(0.64)	(1.52)	(2.15)

Diluted	(0.64)	(1.52)	(2.15)

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(s) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during 2005.

The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP in note 2(q) in the consolidated financial statements.

(2)	Derivative instruments and hedging

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Canadian Institute of Chartered Accountants issued Accounting Guideline 13 “Hedging Relationships” (“AcG-13”), which became effective January 1, 2004. This guideline was issued to align certain accounting principles under Canadian GAAP with SFAS No. 133, including hedge documentation and assessing hedge effectiveness. The Company adopted the hedge accounting provisions in AcG-13 and SFAS No. 133 in respect of the commodity forward contracts it transacted beginning in July 2004. Under Canadian GAAP, the Company included hedges which are unsettled at period end in current liabilities based on a mark to market calculation. Under SFAS No. 133 the mark to market amount for the unsettled hedges is included in other comprehensive income to the extent that they are effective. The ineffective portion is expensed.

Effective January 1, 2007, CICA 3865 — Hedges came into effect as explained under Note 2(d). This revision brings Canadian accounting treatment of hedges in line with the U.S. GAAP treatment and the Company has followed the transition provisions as per guidance under the new standard to reclassify the mark to market amount for the unsettled hedges from current liabilities to other comprehensive income. Details of hedge accounting are disclosed in notes 2(o) and note 7 in the consolidated financial statements of the Company for the year ended December 31, 2007.

(3)	Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was a reduction to the future tax asset of $3,403,154 (2006 — $259,957, 2005 — $11,059) for the year ended December 31, 2007 due to a decrease in the loss carry-forwards. A corresponding decrease in the valuation allowance was recorded.
Consolidated Financial Statements INTEROIL CORPORATION       44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

(4)	Indirect participation interest As disclosed in note 20 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity. Under U.S. GAAP, the Company has not bifurcated the amount as the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for ‘derivatives that serve as impediments to sales accounting’.

(5)	Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the midstream operations described in points 1 to 3 above.

(6)	Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under APB 21.

(7)	Preference shares:

As disclosed in Note 23, 517,777 preference shares were issued to an investor in November 2007 for $15,000,000.

Under Canadian GAAP, the preference shares were assessed based on the rights attached to those shares and Management valued the equity and liability component of the instrument using the residual value basis.

As the Preference share agreement has contractual redemption provisions under ‘Fundamental change’ section mainly relating to listing requirements, shareholding etc, under U.S. GAAP, the preference shares needs to be classified under temporary equity classification in accordance with ASR 268.

In addition to the above, the 5% dividend paid for the year amounting to $84,247 has been included within long term borrowing costs within Canadian GAAP, but has been treated as a reduction to retained earnings under U.S. GAAP.

(8)	Investment in LNG Project/Deferred gain on contributions to LNG Project:

As disclosed in Note 14, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil. Under Canadian GAAP, joint ventures are proportionately consolidated into the Company’s consolidated financials based on the shareholding in the joint venture.

Applying the guidance under APB 18, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under SAB Topic 5H wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

InterOil will account for the joint venture using equity accounted method. In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.
Consolidated Financial Statements INTEROIL CORPORATION       45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29. Reconciliation to accounting principles generally accepted in the United States (cont’d)
The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP. The statement of operations incorporates results for the year ended December 31, 2007. PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder’s Agreement and has been proportionately consolidated subsequent to that date.

Midstream - liquefaction	Canadian GAAP	GAAP	US GAAP
Consolidated Balance Sheet		Adjustments
Cash and cash equivalents	3,709,736	(3,709,736)	—
Cash restricted	85,566	(85,566)	—
Other assets	26,532	(26,532)	—
Prepaid expenses	26,534	(26,534)	—

Current assets	3,848,368	(3,848,368)	—

Investment in PNG LNG Inc.	—	5,848,612	5,848,612
Plant and equipment	2,747,355	(2,747,355)	—

Total assets	6,595,723	(747,111)	5,848,612

Accounts payable and accrued liabilities	762,033	(748,110)	13,923
Intercompany payables	3,127,116	—	3,127,116

Current liabilities	3,889,149	(748,110)	3,141,039

Deferred gain on contributions to LNG project	9,096,537	(9,096,537)	—

Total non-current liabilities	9,096,537	(9,096,537)	—

Share capital	1	—	1
Accumulated deficit	(6,389,964)	9,097,536	2,707,572

Shareholders’ Equity	(6,389,963)	9,097,536	2,707,573

Total liabilities and Shareholders’ equity	6,595,723	(747,111)	5,848,612

Midstream - liquefaction	Canadian GAAP	GAAP	US GAAP
Consolidated Statement of Operation		Adjustments
Interest income	41,215	(34,102)	7,113

Total revenues	41,215	(34,102)	7,113

Office and Administrative expenses	3,042,521	(1,459,583)	1,582,938
Depreciation	15,431	(15,431)	—
Professional fees	2,646,411	(2,060,962)	585,449
Exchange (Gain) loss	19,954	(21,313)	(1,359)
Gain on equity accounted investment	—	(5,561,684)	(5,561,684)
Income taxes	12,665	(12,665)	—

Total expenses	5,736,982	(9,131,638)	(3,394,656)

Net gain/(loss)	(5,695,767)	9,097,536	3,401,769

Consolidated Financial Statements INTEROIL CORPORATION       46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
29. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Recent Accounting Pronouncements
Fair value measurements
In September 2006, the FASB issued FAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. The Company does not expect that the application of FAS 157 will have a material impact on the financial statements.
Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect that the application of FAS 159 will have a material impact on the financial statements.
Business combinations
In December 2007, the FASB issued FAS 141 (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This will have no impact unless the Company undertakes a business combination subsequent to adoption of this standard.
Non-controlling interests in consolidated financial statements
The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This will have no impact unless the Company undertakes a business combination involving a non-controlling interest subsequent to adoption of this standard.
Consolidated Financial Statements INTEROIL CORPORATION       47